DASAN Zhone Solutions 1350 South Loop Rd., Suite 130 Alameda, CA 94502 USA

July 15, 2020

VIA EDGAR

Securities and Exchange Commission
Attention:	Heather Clark
Jean Yu
100 F Street, N.E.
Washington, D.C. 20549
Re:	DASAN Zhone Solutions, Inc.
Form 10-K for the Year Ended December 31, 2019
Form 8-K furnished May 7, 2020
File No. 000-32743

Dear Ms. Clark:

This letter sets forth the responses of DASAN Zhone Solutions, Inc., a Delaware corporation (the “Company”), to the comment letter dated July 6, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding DZS’ Form 10-K for its fiscal year ended December 31, 2019 (the “2019 Form 10-K”) and Form 8-K furnished on May 7, 2020 (the “Q1 2020 Earnings Release Form 8-K”). To assist the Staff’s review, included below is the text of the Staff’s comments from the Comment Letter in italic type followed immediately by the Company’s response.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s Comment Letter.

Form 8-K furnished May 7, 2020

Exhibit 99.1, page 1

1.

We note your presentation of the non-GAAP measures, Adjusted EBITDA and Net Income (loss) attributable to DZS – Non-GAAP, on page 1 of your earnings release. Please revise to present the most directly comparable GAAP measure (i.e. net loss) with equal or greater prominence to avoid placing undue prominence on the non-GAAP measures. Refer to the guidance outlined in Question 102.10 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations surrounding Non-GAAP Financial Measures.

DZS acknowledges the Staff’s comment and will undertake to adjust, in future Forms 8-K related to financial results, the presentation of financial information to ensure that the most directly comparable GAAP measure is presented with equal or greater prominence relative to non-GAAP measures.

Specifically, the Company will include in the headline and table on page 1, with equal or greater prominence, GAAP Net Income (loss) attributable to DZS, as the most directly related GAAP measure to the non-GAAP measures Adjusted EBITDA and Net income (loss) attributable to DZS – Non-GAAP.

2.

We note for each non-GAAP financial measures related to cost of revenue, gross profit, operating expenses, operating income (loss) and net income (loss) attributed to DZS you adjust for certain items including depreciation and amortization and stock-based compensation and the impact of material transactions or events that you believe are not indicative of your core operating performance any of which may or may not be recurring in nature. You provide the same reason for each of your non-GAAP measures. In this regard, for each non-GAAP measure please provide the specific reason(s) why management believes the presentation of such non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations. Management's reason should be specific to the individual non-GAAP financial measure and avoid the use of overly generic boilerplate language.

DZS acknowledges the Staff’s comment and will undertake in future filings to enhance its disclosure of each non-GAAP measure to provide specific reasons why management believes each non-GAAP measure provides useful information to investors regarding the registrant's financial condition and results of operations.

Below the Company sets forth its proposed revised discussion of Non-GAAP Financial Measures to be filed on Exhibit 99 to its upcoming Form 8-K in connection with the release of the Company’s second quarter 2020 results:

Non-GAAP Financial Measures

To supplement DZS's consolidated financial statements presented in accordance with GAAP, DZS reports Adjusted Cost of Revenue, Adjusted Gross Margin, Adjusted Operating Expenses, Adjusted Operating Income (Loss), Adjusted (Non-GAAP) Net Income attributable to DZS (including on a per share basis), EBITDA, and Adjusted EBITDA, which are non-GAAP measures DZS believes are appropriate to provide meaningful comparison with, and to enhance an overall understanding of DZS's past financial performance and prospects for the future. DZS believes these non-GAAP financial measures provide useful information to both management and investors by excluding specific expenses and gains that DZS believes are not indicative of core operating results. Further, each of these are non-GAAP measures of operating performance used by management, as well as industry analysts, to evaluate operations and operating performance and is widely used in the telecommunications and manufacturing industries. Other companies in the telecommunications and manufacturing industries may calculate these metrics differently than DZS does. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP.

DZS defines Adjusted Cost of Revenue as GAAP Cost of Revenue less (i) depreciation and amortization, (ii) stock based compensation, and (iii) the impact of material transactions or events that we believe are not indicative of our core product cost, such as, inventory step-up amortization, any of which may or may not be recurring in nature. We believe Adjusted Cost of Revenue provides the investor more accurate information regarding the actual cost of our products and services, excluding the impact of costs of revenue that are not routine components of our core product cost, for better comparability of our costs of revenue between periods and to other companies.

DZS defines Adjusted Gross Margin as GAAP Gross Margin less (i) depreciation and amortization, (ii) stock based compensation, and (iii) the impact of material transactions or events that we believe are not indicative of our core operating performance, such as, inventory step-up amortization, any of which may or may not be recurring in nature.  We believe Adjusted Gross Margin provides the investor more accurate information regarding our core profit margin on sales, excluding the impact of cost of revenue that are not routine components of our core product cost, for better comparability of gross margin between periods and to other companies.

DZS defines Adjusted Operating Expenses as GAAP operating expenses plus or minus (as applicable) (i) depreciation and amortization, (ii) stock based compensation, and (iii) the impact of material transactions or events that we believe are not indicative of our core operating performance, such as merger and acquisition costs, purchase price adjustment, goodwill impairment, impairment of long-lived assets or loss on debt extinguishment, restructuring and other charges, any of which may or may not be recurring in nature.  We believe Adjusted Operating Expenses provides the investor more accurate information regarding our core operating expenses, which include research and development costs, selling, general and administrative costs, and amortization of intangible assets, excluding the impact of charges that are not routine components of our core operating expenses, for better comparability between periods and to other companies.

DZS defines Adjusted Operating Income (Loss) as GAAP Operating Income (Loss) plus or minus (as applicable) (i) depreciation and amortization, (ii) stock based compensation, and (iii) the impact of material transactions or events that we believe are not indicative of our core operating performance, such as merger and acquisition costs, purchase price adjustment, goodwill impairment, impairment of long-lived assets or loss on debt extinguishment, restructuring and other charges, any of which may or may not be recurring in nature.  We believe Adjusted Operating Income (Loss) provides the investor more accurate information regarding our core operating Income (Loss), excluding the impact of charges that are not routine components of our core operating expenses, for better comparability between periods and to other companies.

DZS defines Non-GAAP net income (loss) attributable to DZS as GAAP Net Income plus or minus (as applicable) (i) depreciation and amortization, (ii) stock based compensation, and (iii) the impact of material transactions or events that we believe are not indicative of our core operating performance, such as merger and acquisition costs, inventory step-up amortization, purchase price adjustment, goodwill impairment, impairment of long-lived assets or loss on debt extinguishment, restructuring and other charges, any of which may or may not be recurring in nature.  We believe Non-GAAP net income (loss) attributable to DZS provides the investor more accurate information regarding our core income, excluding the impact of charges that are not routine components of our core product cost or core operating expenses, for better comparability between periods and to other companies.

DZS defines EBITDA as net income (loss) plus or minus (as applicable) (i) interest expense, net, (ii) income tax provision (benefit), and (iii) depreciation and amortization expense. DZS defines Adjusted EBITDA as EBITDA plus or minus (as applicable) (i) stock-based compensation expenses, and (ii) the impact of material transactions or events that we believe are not indicative of our core operating performance, such as merger and acquisition transaction costs, inventory step-up amortization, purchase price adjustment, goodwill impairment, gain or (loss) on sale of assets, impairment of long-lived assets or loss on debt extinguishment, any of which may or may not be recurring in nature.  DZS believes that EBITDA and Adjusted EBITDA are useful measures because they provide supplemental information to assist investors in comparing the Company’s performance across reporting periods on a consistent basis by excluding items that the Company does not believe are indicative of its core operating performance, as well as in assessing the sustainable cash-generating ability of the business.  In addition, DZS believes these measures are of importance to investors and lenders in assessing the Company’s overall capital structure and its ability to borrow additional funds.

A reconciliation of EBITDA and Adjusted EBITDA to each of their respective GAAP counterparts for the three months ended June 30, 2020, December 31, 2019 and June 30, 2019 is included at the end of the Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) below. Reconciliations of the other Non-GAAP measures included herein to their GAAP counterparts are provided in the section below entitled “Reconciliation of GAAP to Non-GAAP Results” and “Reconciliation of GAAP to Non-GAAP Financial Guidance”.

***

Should the Staff have any questions or comments regarding this letter, please contact me at (510) 777-7010.

Sincerely,

/s/ Thomas J. Cancro
Thomas J. Cancro
Chief Financial Officer

cc.	Alex Yastremski, General Counsel

Kutak Rock LLP

David McDaniel, Esq.

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